2956 Worden Street	Telephone: (424) 434-0686
San Diego, CA 92110	WWW.SMART-SERVER.BIZ

SMART SERVER, INC.

March 24, 2014

Mathew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Smart Server, Inc.
Registration Statement on Form S-1 (Filed on 01/24/14)
File No. 333-193523

Dear Mr. Crispino:

Smart Server, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 10:00 A.M. EST on Wednesday, March 27, 2013.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Smart Server, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Smart Server may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (619) 704-1325.

Thank you for your assistance.

Sincerely,

/s/ Matthew Lane
Matthew Lane, President and CEO